UNITED  STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM  10SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES
    Pursuant to Section 12(b) or (g) of The Securities
                      Exchange Act of 1934


                   CREDIT ONE FINANCIAL, INC.
     (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



           Florida                      59-3641205
  (State of Incorporation)        (IRS Employer ID Number)


          Post Office Box 3462, DeLand, FL 32721-3462
    840 W. New York Avenue, Suite D, DeLand, Florida  32720
     (Address of principal executive offices and Zip Code)

     Securities to be registered pursuant to 12(b) of the Act:


     Title of each class           Name of each exchange on which
     to be so registered           each class to be registered

   Common Stock, Par Value $0.001             Not Applicable


     Securities to be registered pursuant to 12(g) of the Act:


     Title of each class           Name of each exchange on which
     to be so registered            each class to be registered

        Not applicable                      Not applicable









                              1
Item 1. Business

General

The Company

Credit One Financial, Inc., a Florida Corporation, (hereinafter referred to as the ("Company") was formed for the purpose of raising the necessary funds for purchasing, servicing, rewriting and reselling of non-performing (defaulted) unsecured credit card portfolios to be acquired from financial institutions. However, since its inception, the Company, on a limited basis, has derived its income from business consulting and transactions brokerage. It has performed consultations regarding the financing of small commercial properties. It has brokered the financing of business notes, equipment leasing, factoring, ship's mortgages and commercial property. When adequate funds become available, the Company will direct its full attention to the purchase and management of portfolios of non-performing credit card debt.

Narrative description of the business

The company will purchase all rights, title and interest of the non-performing accounts receivable at deeply discounted rates, (approximately 10% or less of face values), convert them into immediate revenue for profit, develop a portfolio of restructured debt with recurring monthly payments for future collection or resale and sell the residual portfolio.

     Non-performing portfolios accumulate in the normal course of operations, when a credit grantor from time to time charges-off from its books, accounts which are delinquent. Because the outstanding balance remains the obligation of the defaulting customer, a group of charged-off accounts (a portfolio) contains a value which can be obtained through various collection techniques. This value or yield is dependent upon several variables such as creditor standards, geographical stratification of the portfolio, age of the charge-offs, stages of internal and external collection efforts, elapsed time since collection was last worked, elapsed time since last activity, past recovery obtained from collection efforts and whether the debt is within the statute of limitations. These portfolios may be acquired at significant discounts of their face value, ranging from $.01 to $.10 on the dollar, with an expected return expressed as a percentage of portfolio costs, ranging from 150% to 200%. The Company intends to hire additional management that has over 15 years experience in analyzing, forecasting, planning, implementing and achieving projected recovery yields from portfolios of charged-off accounts.
                              2
     The Company intends to purchase higher yielding portfolios when they are available that are classified as "50-Day Charge-Off" credit card debt. By definition, these are accounts that have gone through an internal collection unit for 50 days, subsequent to being charged-off. This product meets all of our purchasing requirements including reliable source, readily available, stable price, good support from the originating bank, and, most importantly, a potentially consistent predictable yield in excess of 150% of cost, and therefore, fits well into a long term business plan. These are called "zero agency accounts".

Presently the Corporate President James H. Bashaw and the Corporate Secretary, Mr Richard R Cook, are staffing the office and performing management functions without compensation. Until such time as the Company raises sufficient operating capital this
arrangement will continue.   None of the Company's Officers or
Directors have received any payment from the Company for their services to the Company through the effective date of this document. The Company intends to operate for the foreseeable future with only 1 full time employee and 2 part time employees.


The balance of this page is left blank intentionally


























                              3
ITEM 2:  FINANCIAL INFORMATION

                                      FYE        FYE     Quarter

Selected Financial Data              2001       2002     3/31/03

Revenue                             9,782      2,226        244

Expenses                           19,413      3,470      1,039

Income (loss) before provision     <9,631>   < 1,244>    < 794>
for (benefit from) income taxes
and extraordinary item

Provision for (benefit from             0          0          0
income taxes)

Income (loss) before extraor-      <9,631>   < 1,244>    < 794>
dinary item

Extraordinary item - tax benefit        0          0          0
resulting from utilization of net
operating loss carry forwards

Net Income (loss)                  <9,631>   < 1,244>    < 794>

Weighted average number of      4,500,000  4,588,500  4,693,000
common shares outstanding

Earnings per share                 < .002>   <  .000>    <  .00>

Income (loss) before extraordinary <9,631>   < 1,244>    < 794>
item

Net Income (loss)                  <9,631>   < 1,244>    < 794>

Total Assets                        3,602      3,420      8,476

Net working capital (deficiency)    3,013        212        768

Long Term Obligations                   0          0          0

Shareholders' equity                  213      3,210      6,596






                              4
Management's Discussion and Analysis of Financial Conditions and
Results of Operations

LIQUIDITY AND CAPITAL RESOURCES FOR THE PERIOD ENDED June 10,
2003.

All cash requirements to date have been met by the capital and loans provided by the controlling stockholders and sale of stock to a few individuals. The funds received from stock sales shows as cash from financing not as income.

Other than sales to officers and directors, the Company made no public solicitation for sales. Only forty four persons were contacted to purchase stock. All were friends of officers or directors. Virtually all of these contacts were made at the dinner or breakfast tables. Only one person solicited for purchase of stock did not purchase. These sales are exempt from registration pursuant to Regulation D Rule 504 of the Securities Act of 1933 exempts transactions not involving a public offering.

In November, 2001, the Company sold 4,500,000 shares of authorized but unissued common stock to certain officers and directors of the Company.

In 2002, the Company sold 88,500 shares of authorized but unissued common stock at $0.04 per share for $3,540.00 to private individuals.

During the first quarter ended March 31, 2003, the Company sold
104,500 shares of authorized but unissued common stock at $0.04 per share for $4,180.00 to private individuals.

During the period beginning April 1, 2003 through June 10, 2003, the Company sold 72,900 shares of authorized but unissued but unissued common stock at $0.04 per share for $2,916.00 to private individuals.

ITEM 3.  PROPERTY

The Company currently shares office space with one of the Directors Richard R. Cook, at 840 W. New York Ave., Ste D, DeLand
FL 32720.  The Company has very little need for facilities.  The
Company uses the office equipment of Richard R. Cook.

Costs Associated With Maintaining The Properties

Management believes the officers and directors of the Company will loan the Company the money to pay rent if necessary.

                              5
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table contains information as of the date of this filing as to the beneficial ownership of shares of common stock of the Company of each person who was the beneficial owner of five (5%) percent or more of the outstanding shares of the Company.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
________________________________________________________________
Title of Class     Name and Address    Amount and Nature  Percent
                 of Beneficial Owner  of Beneficial Owner
_________________________________________________________________
Common stock    James H. Bashaw         3,000,000         30.00 %
                1460 Chris Avenue
                DeLand, FL   32724

Common stock    Richard R. Cook         1,500,000         15.00 %
                2253 River Ridge Road
                DeLand, Florida  32720

The following table contains information as of the date of this filing as to the beneficial ownership of shares of common stock of the Company, as well as all persons as a group who will then be officers and directors of the Company.

               SECURITY OWNERSHIP OF MANAGEMENT
_________________________________________________________________

Title of Class   Name and Address     Amount and Nature  Percent
                of Beneficial Owner  of Beneficial Owner
_________________________________________________________________

Common Stock      Mr. James H. Bashaw         3,006,000   30.06 %
                  President and Director
                  1460 Chris Avenue
                  DeLand, FL   32724
                  Including 6,000 shares
                  Sold to Renay Bashaw,
                  His daughter

Common stock      Mr Richard R Cook           1,500,000   15.00 %
                  Secretary and Director
                  2253 River Ridge Road
                  DeLand, Florida  32720

Common stock      Officers and Directors      4,506,000   45.06 %
                  as a group
                              6
ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

Identification of Directors:

  Name                  Age       Position Held with Company
_______________________________________________________________

James H. Bashaw          66             Director
Richard R. Cook          58             Director


Identification of Officers:

Name                    Age       Position Held with Company
_______________________________________________________________

James H. Bashaw          66   President
Richard R. Cook          58   Secretary, Treasurer

Officers of the Company serve at the will of the Board of Directors. Presently the Company has no employment contracts with any of its officers.

Brief biographies of the officers and directors of the Company are set forth below. Each director holds office until the next annual meeting or until his death, resignation, retirement, removal, disqualification or until a successor has been elected and qualified. Vacancies in the existing board are filled by a majority of the remaining directors.

Biographies:
James H. Bashaw

Mr. Bashaw is the founder of the Company and serves as Chief
Executive Officer of the Company. His responsibilities include managing all aspects of the business and oversee all transactions. He has held this position since the inception of the company.

From August, 1993 to April, 1996, he specialized in buying and selling mortgage notes and brokering factoring and equipment leasing. In April, 1996, he joined Signature Funding Group to continue the same activities and to process mortgage loans. In January, 1997, he obtained a Florida Mortgage Brokers License and began to originate mortgage loans on residential and commercial properties. Signature Funding group changed its name to American Note and Mortgage, Inc. in August, 1998. It retained the same office location and facilities. Mr. Bashaw continued to keep his license with that company until 12/30/02. (He also held a Florida
                              7
Mortgage Brokers License from January, 1985 to August, 1989). He left the mortgage brokerage industry for a four year term of employment with an electronic distributor in Pompano Beach, Florida where he functioned as a manufacturer's representative covering the Northern half of Florida until August, 1993.

Prior to 1985, Mr. Bashaw was president and CEO of four manufacturing companies dating back to 1965. These companies produced products and services for the printed wiring board industry.
Mr. Bashaw is an Alumnus of Seton Hall University where he majored in Accounting, but does not have a degree.

Richard R. Cook

Mr. Cook was born April 15, 1945 in Indianapolis, Indiana. Mr.
Cook has raised money for Linens-N-Stuff.com, Inc. and devoted a significant amount of his time to the formation and operation of Linens-N-Stuff.Com, Inc..

He is licensed to practice law in Florida, and is engaged in the practice of law. His practice is devoted mainly to wills, trusts and corporations and commercial litigation.

He holds an A.B. degree in Psychology from Indiana University, Bloomington, Indiana. He holds a J.D. degree in Law from Indiana
University, Bloomington, Indiana.

ITEM 6. EXECUTIVE COMPENSATION

None of the officers or directors have received any compensation or remuneration to date from the Company for serving in these positions other than partial reimbursement for out-of-pocket expenses incurred on behalf of the Company during the years ending with the effective date of this document. Future salaries of the officers and directors will be set by the Board of Directors depending upon the financial condition of the Company, and may include bonuses, health insurance and other compensation as the Board of Directors may award.

Out-of-pocket expenses are defined as the monies expended on behalf of the Company while engaged in Company business such as travel expenses and items purchased for use by the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has entered into several agreements of which
management believes the potential investor should be aware.  They are as follow:
                              8
Sale of Investment Stock

In November 2001, the Company sold 4,500,00 shares of authorized but unissued common stock for $ 4,500.00 to certain officers and directors of the Company as follows:

On or about the 29th day of November, 2001 the Company sold
3,000,000 shares of common stock to James H. Bashaw for $3,000.00; on or about the 29th day of November, 2001, the Company sold 1,500,000 shares of common stock to Richard R. Cook for $1,500.00.

All of the above named persons have signed an "Investment Letter" stating that they have purchased their shares for investment purposes only, and that they will not sell any of their shares for the thirteen months next succeeding the date they purchased same, unless subject to an exemption from registration (other than Rule 144), under the Securities Act of 1933 or unless they duly register said shares in accordance with the provisions of said act.

Management requested that Standard & Poor Corporation issue a
CUSIP number to properly identify the stock certificates of the Company once a market for the Company's stock has been established. Cusip Service Bureau assigned "CUSIP 225393 10 7" as the formal identifying number for the Company's stock certificates.

ITEM 8.  LEGAL PROCEEDINGS

The Company is not involved in any litigation.

ITEM 9.  MARKET PRICE OF, AND DIVIDENDS OF, THE REGISTRANT'S
         COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The common stock has not traded on any market and has no market value, but management believes the Company's shares will begin to do so after this SEC Form 10 is filed, and a market maker is selected. Management believes that there will be a market for the common stock of the Company on the over-the-counter market; however, no independent market maker or transfer agent has been selected or engaged at the time of filing of this SEC Form 10.

ITEM 10.  RECENT SALES OF UNREGISTERED STOCK

As of June 10, 2003, the Company has sold shares of its common stock to 43 individuals at a price of a $6.00 per Unit consisting of 150 shares per Unit. The proceeds of these sales of common stock have been used in the startup operations of the business
                              9
for such things as office rent, office supplies, and travel expenses.

In 2002, the Company sold 88,500 shares of authorized but unissued shares of common stock at $0.04 per share for $ 3,540.00 to private individuals, including 6,000 shares at $0.04 per share to Renay Bashaw, daughter of James H Bashaw, President.

During the first quarter ended March 31, 2003, the Company sold
104,500 shares of authorized but unissued shares of common stock at $0.04 per share for $4,180.00 to private individuals.

During the period beginning April 1, 2003 through June 10, 2003, the Company sold 72,900 shares of authorized but unissued shares of common stock at $0.04 per share for $2,916.00 to private individuals.

Other than sales to officers and directors the Company made no public solicitation for sales. Only forty four persons were contacted to purchase stock all were friends of officers or directors. Virtually all of these contacts were made at the dinner or breakfast tables. Only one person solicited for purchase of stock did not purchase. These sales are exempt from registration as Section 4 (2) of the Securities Act of 1933 exempts transactions not involving a public offering.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Company has one class of stock authorized: i.e. Common stock, with a par value of $0.001.

A registration statement covering the securities to be registered herein has been filed in the state of Nevada pursuant to Nevada
Revised Statues 90.490, Registration by qualification.   The
Registration "Became Effective" on December 18, 2002.

Common Stock

The Company is authorized to issue up to 10,000,000 shares of Common Stock, par value $.001 per share. Shareholders have pro rata rights to dividends and all assets distributed to Shareholders upon liquidation and are entitled to one vote per share. There are no preemptive, subscription or conversion rights. As of June 30, 2003, the latest practicable date, 4,765,900 shares of common stock are outstanding.

The holders of the common stock of the Company are entitled to one vote for each share on all matters voted upon by the

                             10
stockholders, including the election of directors. The voting rights of the common stock of the Company are non-cumulative, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, if they choose to do so, and in such event, the holders of the remaining less than 50% of the shares voting for the election will not be able to elect any person or persons to the Board of Directors.

Prospective purchasers of the shares being offered hereby should also be aware that the by-laws of the Company provide that the shareholders of the majority of the outstanding shares may take any action required or permitted in the by-laws without prior notice and without a vote providing that they file a written consent setting forth the action so taken and that said majority have signed same.

No personal liability attaches to shareholders by reason of the ownership of such shares.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

There is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such.

Florida Statute 607.014 provides that where an officer, director, employee or agent of the corporation is sued by a third party for his actions on behalf of the corporation, the corporation may determine that he is entitled to indemnification by the corporation including expenses and attorney's fees if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action had no reasonable cause to believe his conduct was unlawful and where he acted in good faith and in the best interests of the corporation. Where the officer, director, employee, or agent is sued or threatened with suit by the corporation, the corporation may indemnify him if he acted in good faith and in a manner he believed to be in the best interest of the corporation, except where he is judged to be liable for negligence or misconduct in the performance of his duty to the corporation and only to the extent that the court shall determine that such person is fairly and reasonably entitled to indemnity. If he successfully defends the above types of action he shall be indemnified against reasonable expenses and attorney's fees. If the court does not determine that he is entitled to attorney's fees and expenses, the board of directors, in a written opinion, may determine that he is entitled to indemnity.
                             11
Florida Statute 607.271 provides that where a corporation has been involuntarily dissolved and then reinstated, the power of the corporation to indemnify its directors, officers or agents shall extend to actions taken during the periods of time between dissolution and reinstatement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to indemnify directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submitted to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     There are none.
     See Financial Statements, Item 15, page 14.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                 ACCOUNTING AND FINANCIAL DISCLOSURES

There are none.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

A  Dates of Financial Statements                   Page
   Audited December 31, 2002                        14
   Unaudited March 31, 2003                         25

B  Exhibits
(a)   Articles of Incorporation                     36
(b)   Amended Articles of Incorporation             39
(c)   By-laws                                       40



                             12
                            SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    11/26/02

                              Credit One Financial, Inc.

                              /S/ JAMES H. BASHAW
                              By: James H. Bashaw, President




































                             13


















                   Credit One Financial, Inc.
                        DeLand, Florida

                       December 31, 2002


                     Marvin B. Seidman, CPA
                  Certified Public Accountant
                         Miami, Florida






















                             14

                       TABLE OF CONTENTS




                                                         Page

Accountant's Independent Auditor's Report                  16


Financial Statements

     Balance Sheet                                         17

     Statement of Income and Accumulated Earnings          18

     Statement of Cash Flows                               19

     Statement of Stockholders' Equity                     20

     Notes To The Financial Statement                      21




























                             15

                     Marvin B. Seidman, CPA
                  Certified Public Accountant
          8501 S.W. 29th Street, Miami, Florida  33155
                         (305) 221-8271

                  INDEPENDENT AUDITOR'S REPORT

To:    The Board of Directors
       Credit One Financial, Inc.
       DeLand, Florida

I have audited the accompanying balance sheet of Credit One Financial, Inc. (a development stage company) as of December 31, 2002, and the related statements of income and accumulated earnings, and cash flows since inception. These financial statements are the responsibility of the management of Credit One Financial, Inc. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has had losses and may be dependent upon the sale of its securities or loans for funds to meet its cash requirements. The factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credit One Financial, Inc. as of December 31, 2002, and the results of its operations and cash flows since inception in conformity with generally accepted accounting principles.

Marvin B. Seidman, CPA
Certified Public Accountant
March 23, 2003
                             16
                   Credit One Financial, Inc.
                 (A Development Stage Company)

                         Balance Sheet
                    As of December 31, 2002

                             Assets

Cash                                             $        52

Loan Receivable                                          160

Land and Building                                          0

Security Deposits                                        589

Deferred Offering Expenses                             2,619

Total Assets                                      $    3,420
                                                     =======
               Liabilities & Stockholder's Equity
Liabilities:

     Loans from Officer                           $      210

     Mortgage Payable                                      0

     Total Liabilities                            $      210

Stockholder's Equity:

     Common Stock, authorized 10,000,000 shares
     at $.001 par value each, 4,588,500 shares
     issued and outstanding                            8,040

     Additional Paid In Capital In Excess of Par       6,200
     Accumulated Earnings (Loss)                    ( 11,030)

          TOTAL Stockholder's Equity                   3,210

     TOTAL Liabilities & Stockholder's Equity      $   3,420

                                                     =======




                See independent auditor's report
               and notes to financial statements
                             17
                  Credit One Financial, Inc.
                 (A Development Stage Company)

                      Statement of Income

            From Inception Through December 31, 2002

Inception
                                2001      2002     To Date

Revenue                      $ 9,782    $2,226     $16,033


LESS:
     General and
     Administrative
     Expenses                $19,413    $3,470     $27,063

Net (Loss)                   $(9,631)  $(1,244)   $(11,030)



Earnings Per Share          $(  .002)  $( .000)   $(  .002)
























                See independent auditor's report
               and notes to financial statements
                              18
                  Credit One Financial, Inc.
                 (A Development Stage Company)

                    Statement of Cash Flows
            From Inception Through December 31, 2002

Inception
                                 2001     2002     To Date
Cash Flow from Operating Activities

Cash Received from Customers    $ 9,782  $  2,226  $  16,033
Deduct:
  Cash Payment for Expenses    ( 19,414)  ( 3,470)  ( 27,064)
  Increase in Loans Receivable (    420)      830   (    160)
  Increase in Security Deposits(    200)        0   (    589)

Net Cash Flow Used for
     Operating Activities      $(10,252) $(   414) $( 11,780)

Cash Flow from Investing Activities

Deferred Offering Expense      $      0  $( 2,619) $( 2,619)
Purchase of Land and Building  $(55,000)           $(55,000)
Mortgage Obtained              $ 55,000            $ 55,000
Sale of Land and Building                $ 55,000  $ 55,000
Satisfaction of Mortgage                 $(55,000) $(55,000)

Net Cash Flow from Investing
     Activity                         0  $( 2,619) $( 2,619)

Cash Flow from Financing Activities

Increase in Loans from
    Shareholders               $  3,264  $( 3,179) $    210
Sale of Stock to Shareholders     3,500     3,540     8,040
Additional Paid in Capital by
    Shareholders                  5,500       700     6,200
Net Cash Flow from Financing
    Activities                   12,264     1,061     4,450
Net Increase In Cash And Cash
     Equivalents               $  2,012  $( 1,972) $     51
Cash and Cash Equivalents, Beg. of
     Period                    $     11  $  2,023  $      0
Cash and Cash Equivalents, End of
     Period                    $  2,023  $     51  $     51


                See independent auditor's report
               and notes to financial statements
                             19
                  Credit One Financial, Inc.
                 (A Development Stage Company)

               Statement of Stockholder's Equity
            From Inception Through December 31, 2002

                 Common   Common  Additional
                  Stock    Stock     Paid In  Accumulated
                 Shares   Amount     Capital    Deficit     Total
Beginning Balance
     9/24/99          0  $     0    $      0   $     0   $     0
Stock Issuance
     10/13/00     1,000  $ 1,000    $      0
Net (Loss)                                     $ ( 155)  $(  155)

Ending Balance
     12/31/00     1,000  $  1,000   $      0   $ ( 155)  $(  155)

Beginning Balance
      1/1/01      1,000  $  1,000   $      0   $ ( 155)  $(  155)

Stock Redemption
     11/29/01   ( 1,000) $( 1,000)  $      0

Shares issued
     11/29/01  4,500,000 $  4,500   $  5,500             $10,000

Net (Loss) for the
    Period Ended
     12/31/01                                  $(9,631)  $(9,631)

Ending Balance
     12/31/01  4,500,000  $ 4,500   $  5,500   $(9,786)  $   214

Officer's Loan to
Paid In Surplus                          700             $   700
      3/31/02

Shares sold for cash
10/1/02 to 12/31/02
                  88,500    3,540                        $ 3,540
Net Loss for Period
Ended 12/31/02                                 $(1,244)  $(1,244)

Ending Balance
12/31/02       4,588,500  $ 8,040   $  6,200   $(11,030) $ 3,210

                See independent auditor's report
               and notes to financial statements
                             20
                  CREDIT ONE FINANCIAL, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS
                       December 31, 2002

1. The Company, since its inception on September 24, 1999, did not conduct any business until October, 2000.

2. On October 13, 2000, the Company purchased a residential building and land for $55,000.00 including closing costs of $4,900.00. At the same time, the Company executed a promissory note and mortgage in the amount of $55,000.00 to Kenneth and Linda Schilling. Both documents were also executed by James H. Bashaw, President as his personal guaranty for the repayment of principal and interest. The interest rate on the note was 15% per annum, interest only, payable monthly for a term of three (3) years, when the entire balance of principal and accrued interest would become due.

3. The Company, at its inception September 24, 1999, authorized to have outstanding 1,000 shares of common stock at $1.00 par value per share. On November 29, 2001, the Company amended its Articles of Incorporation, Article III Capital Stock to authorize the maximum number of shares to have outstanding at any one time to be 10,000,000 shares of common stock having a par value of $0.001 per share. At the same time, the Company changed Article VI Preemptive Rights to read: Is Deleted.

4. On December 20, 2001, the company deeded the residential building and land referred to above to James H. Bashaw, President, by means of a Quit Claim Deed. In exchange, Mr. Bashaw assumed all obligations of the promissory note and mortgage dated October 13, 2000. No income or loss was recognized from this sale.

5. All start-up costs have been charged to expense through December 31, 2002.

6. On March 31,2002, James H Bashaw, President, transferred
$700.00 from his "Loans to Officers" account to Additional Paid
In Capital without receiving any additional common stock.

7. On November 20, 2002, The Company registered 1,500,000 shares of common stock at $0.04 per share with the State of Nevada. The Registration "Became Effective" on December 18, 2002. James H. Bashaw, President, is the "Agent for the Issuer". He will not receive any compensation for the proposed sales of the Company's common stock. As of December 31, 2002, no shares were sold in the State of Nevada.
                             21
8. The Deferred Offering Expenses on the Balance Sheet are certain expenses that will be deducted from the gross proceeds of the Offering. They include the cost of the audit, registration fees paid to the State of Nevada and the fee paid to Standard and Poor's for the CUSIP Number.

9. Summary Of Significant Accounting Policies

     A.  Intangible Assets-
The Company makes reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company to date.

     B.  Income Per Share-
Basic Earnings per Share ("EPS") is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. There are no earnings per share and no potential dilutive securities outstanding.

     C.  Cash-
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     D.  Use of Estimates-
The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     E.  Financial Instruments-
The Company's short-term financial instruments consist of cash and cash equivalents and accounts payable. The carrying amounts of these financial instruments approximates fair value because of their short-term maturities. Financial instruments that
                             22
potentially subject the Company to a concentration of credit risk consist principally of cash. During the year the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leverage derivative financial instruments.

     F.  Stock-Based Compensation-
The Company adopted Statement of Financial Accounting Standard No. 123 (FAS), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. The Company did not pay any stock-based compensation during any period presented.

     G.  Comprehensive Income-
SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification financial statements for earlier periods will be required for comparative purposes. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net income and comprehensive net income as defined in the statement.

     H.  Costs of Computer Software-
In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expensed as incurred.

     Effective in 1999, the Company adopted SOP 98-1, however the Company has not incurred costs to date which would require evaluation in accordance with the SOP.

     I.  Segments-
Effective December 31, 1999, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual
                             23
financial statements and requires that those enterprises report selected information, about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 13 did not affect results of operations or financial position. To date, the Company has not operated in any business activity.

     J.  Pensions and Other Post-Retirement Benefits-
Effective December 31, 1999, the Company adopted the provisions of SFAS No. 132, Employers' Disclosures about Pensions and Other Post-Retirement Benefits ("SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Post-Retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS 132 did not affect results of operations of financial position.

The Company has not initiated benefit plans to date which would require disclosure under the statement.

     K.  Derivative Instruments-
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the Company, however it believes that it has not to date engaged in significant transactions encompassed by the statement.

10. Going Concern. The nature of the Company's financial status makes the Company lack the characteristic of a going concern. This is because the Company due to its financial condition may have to seek loans or the sale of its securities to raise cash to meet its cash needs.



                             24























                   Credit One Financial, Inc.
                 (A Development Stage Company)

                 Unaudited Financial Statements

           For The Three Months Ended March 31, 2003





















                             25

                   Credit One Financial, Inc.
                 (A Development Stage Company)

                    Unaudited Balance Sheet

                         March 31, 2003


                              ASSETS


Cash                                              $    608

Loans Receivable                                       160

Security Deposits                                      589

Deferred Offering Expense                            7,119

Total Assets                                      $  8,476
                                                   =======

               LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

     Loans from Officers                          $  1,880

     Total Liabilities                            $  1,880

Stockholder's Equity:

     Common Stock, authorized 10,000,000
     shares at $.001 par value each,
     4,693,000 shares issued and outstanding      $ 12,220

     Additional Paid In Capital                      6,200

     Accumulated Earnings (Loss)                   (11,824)

     Total Stockholder's Equity                      6,596

Total Liabilities and Stockholder's Equity        $  8,476
                                                   =======


             See Notes to this Financial Statement


                             26
                   Credit One Financial, Inc.
                 (A Development stage Company)

           Unaudited Statement of Income and Expense

             From Inception Through March 31, 2003

                                        Three Months   Inception
                                        Ended 3/31/03  To Date

Revenue                                 $   244        $ 16,277

Less: General and Administrative
          Expenses                      $ 1,039        $ 28,102


Net Earnings (Loss)                     $( 794)        $(11,824)



Earnings Per share                      $( .000)       $(  .003)
















            See Notes to this Financial Statement











                              27

                   Credit One Financial, Inc.
                 (A Development Stage Company)

               Unaudited Statement of Cash Flows
             From Inception Through March 31, 2003

                                        Three Months   Inception
                                        Ended 3/31/03  To Date


Cash Flow From Operating Activities:
     Cash received from customers       $   244        $ 16,277
     Decrease in Loans Receivable        (  -0-)      (     160)
     Deduct: Cash payment for expenses   (1,039)      (  28,103)
     Increase in Security Deposits          -0-       (     589)

Net Cash Flow Used for Operating
          Activity                      $(  794)       $(12,574)

Cash Flow from Investing Activities:

     Deferred Offering Expense          $( 4,500)      $( 7,119)

Net Cash Flow from Investing Activity   $( 4,500)      $( 7,119)


Cash Flow From Financing Activity:
     Increase in Loans from
          Shareholders                  $  1,670       $  1,880
     Sale of Stock to Shareholders         4,180         12,220
     Additional Paid In Capital by
          Shareholders                       -0-          6,200

Cash Flow From Financing Activity          5,850       $ 20,300

NET INCREASE IN CASH OR CASH EQUIVALENT $    556            607

Cash and Cash Equivalents,
          Beginning of Period                 51             -0-

Cash and Cash Equivalents,
          End of Period                 $    607       $    607
                                        ========       =========



             See Notes to this Financial Statement


                             28
                   Credit One Financial, Inc.
                 (A Development Stage Company)

           Unaudited Statement of Stockholders Equity

             From  Inception Through March 31,2003

               Common    Common              Additional
               Stock     Stock     Paid In   Accumulated
               Shares    Amount    Capital   Deficit        Total

Beginning Balance
     9/24/99           0   $   -0-  $    -0- $     -0- $     -0-

Stock Issue
     12/31/00      1,000   $ 1,000  $    -0-

Net (Loss)                                   $(   155)  $(   155)

Ending Balance
     12/31/00      1,000   $ 1,000  $    -0- $(   155)  $(   155)

Beginning Balance
     1/1/01        1,000   $ 1,000  $    -0- $(   155)  $(   155)

Stock Redemption
     11/29/01     (1,000)  $(1,000) $    -0-

Shares issued
     11/29/01  4,500,000   $ 4,500  $ 5,500             $ 10,000

Net (Loss) for
the Period
Ended 12/31/01                                $( 9,631) $( 9,631)

Balance
     12/31/01  4,500,000   $ 4,500  $ 5,500   $( 9,786) $    214

Officer's Loan to
Paid In Capital
3/31/02                             $   700             $    700

Shares Sold for
Cash 10/1/02 to
12/31/02          88,500   $ 3,540                      $  3,540

Net (Loss) for
the Period
Ended 12/31/02                                $( 1,244) $ (1,244)
                             29

               Common    Common              Additional
               Stock     Stock     Paid In   Accumulated
               Shares    Amount    Capital   Deficit        Total

Ending Balance
12/31/02      4,588,500  $ 8,040   $ 6,200    $(11,030) $  3,210

Shares Sold for
Cash 1/1/03 to
3/31/03          42,000  $ 1,680                        $  1,680

Shares Sold for
Services 3/31/03 62,500  $ 2,500                        $  2,500

Net (Loss) for
the Period
Ended 3/31/03                                 $(   794) $(   794)

Ending Balance
3/31/03        4,693,000 $12,220    $ 6,200   $(11,824) $  6,596

















             See Notes To This Financial Statement











                             30
                   CREDIT ONE FINANCIAL, INC.
                   (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS
                          March 31, 2003

1. The Company, since its inception on September 24, 1999, did not conduct any business until October, 2000.

2. On October 13, 2000, the Company purchased a residential building and land for $55,000.00 including closing costs of $4,900.00. At the same time, the Company executed a promissory note and mortgage in the amount of $55,000.00 to Kenneth and Linda Schilling. Both documents were also executed by James H. Bashaw, President as his personal guaranty for the repayment of principal and interest. The interest rate on the note was 15% per annum, interest only, payable monthly for a term of three (3) years, when the entire balance of principal and accrued interest would become due.

3. The Company, at its inception September 24, 1999, authorized to have outstanding 1,000 shares of common stock at $1.00 par value per share. On November 29, 2001, the Company amended its Articles of Incorporation, Article III Capital Stock to authorize the maximum number of shares to have outstanding at any one time to be 10,000,000 shares of common stock having a par value of $0.001 per share. At the same time, the Company changed Article VI Preemptive Rights to read: Is Deleted.

4. On December 20, 2001, the company deeded the residential building and land referred to above to James H. Bashaw, President, by means of a Quit Claim Deed. In exchange, Mr. Bashaw assumed all obligations of the promissory note and mortgage dated October 13, 2000. No income or loss was recognized from this sale.

5. All start-up costs have been charged to expense through December 31, 2001.

6. On March 31, 2002, James H Bashaw, President, transferred
$700.00 from his Loans from Officers account to Additional Paid
In Capital without receiving any additional common stock.

7. On November 20, 2002, The Company registered 1,500,000 shares of common stock at $0.04 per share with the State of Nevada. The Registration "Became Effective" on December 18, 2002. James H Bashaw, President, is the "Agent For The Issuer". He will not receive any compensation for the proposed sales of the Company's

                              31
common stock. As of March 31, 2003, no shares were sold in the State of Nevada.

8. The Deferred Offering Expenses on the Balance Sheet are certain expenses that will be deducted from the gross proceeds of the Offering. They include the cost of audits, registration fees paid to the State of Nevada and the fee paid to Standard and Poor's for the CUSIP Number.

9. Summary Of Significant Accounting Policies

     A. Intangible Assets-
          The Company makes reviews for the impairment of long-live assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company to date.

     B.   Income Per Share-
          Basic Earnings per Share ("EPS") is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. There are no earnings per share and no potential dilutive securities outstanding.

     C.   Cash-
          For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     D.   Use of Estimates-
          The preparation of the Company's financial statements requires management to make estimates and assumptions
                             32
          that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     E.   Financial Instruments-
          The Company's short-term financial instruments consist of cash and cash equivalents and accounts payable. The carrying amounts of these financial instruments approximates fair value because of their short-tem maturities. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the year the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leverage derivative financial instruments.

     F.   Stock-Based Compensation-
          The Company adopted Statement of Financial Accounting Standard No. 123 (FAS), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 2000. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. The Company did not pay any stock-based compensation during any period presented.

     G.   Comprehensive Income-
          SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification financial statements for earlier periods will be required for comparative purposes. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net income and comprehensive net income as defined in the statement.

     H.   Costs of Computer Software-
          In March 1999, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1
                             33
          provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expensed as incurred.
          Effective in 1999, the Company adopted SOP 98-1, however the Company has not incurred costs to date which would require evaluation in accordance with the SOP.

     I.   Segments-
          Effective December 31, 1999, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information, about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 13 did not affect results of operations or financial position. To date, the Company has not operated in any business activity.

     J.   Pensions and Other Post-Retirement Benefits-
          Effective December 31, 1999, the Company adopted the provisions of SFAS No. 132, Employers' Disclosures about Pensions and Other Post-Retirement Benefits ("SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Post-Retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS 132 did not affect results of operations of financial position.

          The Company has not initiated benefit plans to date which would require disclosure under the statement.

     K.   Derivative Instruments-
          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Company to
                             34
          recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the Company, however it believes that it has not to date engaged in significant transactions encompassed by the statement.

10. Going Concern. The nature of the Company's financial status makes the Company lack the characteristic of a going concern. This is because the Company due to its financial condition may have to seek loans or the sale of its securities to raise cash to meet its cash needs.





























                             35

                    ARTICLES OF INCORPORATION
                                OF
                     CREDIT ONE FINANCIAL, INC.

     The undersigned subscriber to these Articles of

Incorporation, a natural person competent to contract, hereby forms a corporation under the laws of the State of Florida.

                         ARTICLE I.  NAME

     The name of the corporation shall be CREDIT ONE FINANCIAL,

INC.
               ARTICLE II.  NATURE OF BUSINESS

     This corporation may engage or transact in any or all lawful activities or business permitted under the laws of the United

States, the State of Florida or any other state, country,

territory, or nation.

        ARTICLE III.  CAPITAL STOCK And CORPORATE ADDRESS

     The maximum number of shares of stock that this corporation is authorized to have outstanding at any one time is 1,000 shares of common stock having a par value of $1.00 per share.

     The street address of the initial registered office of the corporation shall be 618 West New York Street, DeLand, Florida

32720.  The name of the initial registered agent of the

corporation at that address is RICHARD R. COOK. The mailing

address of the Corporation shall be P.O. Box 1929 DeLand, FL

32721.





                             37
                  ARTICLE V.  TERM OF EXISTENCE

     This corporation is to exist perpetually.

                  ARTICLE VI.  PREEMPTIVE RIGHTS

     Every shareholder upon the sale for cash of any new stock of this corporation of the same kind, class, or series as that which he already holds, shall have the right to purchase his pro rata share thereof at the price at which it is offered to others.

                 ARTICLE VII.  SPECIAL PROVISIONS

     It is the intent of the incorporator that this corporation will qualify under the Section 1244 of the Internal Revenue Code.

                     ARTICLE VIII.  DIRECTORS

     This corporation shall have one directors initially, whose

address is:    James H. Bashaw 101 Bent Tree Drive Unit #3,

Daytona Beach, Florida 32114

                     ARTICLE IX.  OFFICERS

     The officers of the corporation shall be elected by the

shareholders.  Until new officers are elected the following

will serve as officers of the corporation:

     James H. Bashaw 101 Bent Tree Drive Unit #3, Daytona Beach,

Florida 32114, President and Secretary.

                      ARTICLE X.  SUBSCRIBER

     The name and street address of the subscriber to these

 Articles of Incorporation is:

     James H. Bashaw 101 Bent Tree Drive Unit #3, Daytona Beach,

Florida 32114.
                             38
     IN WITNESS WHEREOF, the undersigned has hereunto set his

hand and seal on this 23rd day of September 1999.


                              /s/ James H. Bashaw     (SEAL)
                              JAMES H. BASHAW


State of Florida  )
County of Volusia )

The foregoing instrument was acknowledged before me this 23rd day of September 1999, by JAMES H. BASHAW, who is personally known to me and who did take an oath.


Notary                             /s/ Richard R. Cook
Title                              Notary Signature
CC833779                           RICHARD R. COOK
Serial Number                      Notary Name Printed
                                   Commission expires: 5/21/03


                  ACCEPTANCE BY REGISTERED AGENT
                    CREDIT ONE FINANCIAL, INC.

     Having been named Resident Agent and to accept Service of Process for the above named corporation at the place designated in these Articles of Incorporation, I hereby accept the appointment as Registered Agent and agree to act in this capacity, I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as Registered Agent.


                              Resident Agent


                               /s/ Richard R. Cook
                              RICHARD R. COOK







                             39

                     ARTICLES OF AMENDMENT
                               TO
                   ARTICLES OF INCORPORATION
                               OF

                   CREDIT ONE FINANCIAL, INC
                         (present name)

                          P99000085574
           (Document Number of Corporation (If known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida profit corporation adopts the following articles of amendment to its articles of incorporation:

FIRST: Amendment(s) adopted: (indicate article number(s) being amended, added or deleted)

ARTICLE III CAPITAL STOCK - is changed to read as follows:

     THE MAXIMUM NUMBER OF SHARES OF STOCK THAT THIS CORPORATION
     IS AUTHORIZED TO HAVE OUTSTANDING AT ANY ONE TIME IS
     10,000,000 SHARES OF COMMON STOCK HAVING A PAR VALUE OF
     $0.001 PER SHARE.

ARTICLE VI PREEMPTIVE RIGHTS - IS DELETED

SECOND: If an amendment provides for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself, are as follows:

THIRD: The date of each amendment's adoption: November 28, 2001

FOURTH: Adoption of Amendment(s) (CHECK ONE)

The amendment(s) was/were approved by the shareholders. The number of votes cast for the amendment(s) was/were sufficient for approval.

Signed this 28th. day of November, 2001

/s/ JAMES H. BASHAW
JAMES H. BASHAW, President





                             39
               BYLAWS OF CREDIT ONE FINANCIAL, INC.

               ARTICLE I  MEETINGS OF SHAREHOLDERS

               Section 1   Annual Meeting.  The annual
shareholder meeting of this corporation shall be held on the fourth Saturday of October of each year or at such other time and place designated by the Board of Directors of the corporation provided that if said day falls on a legal holiday, then the meeting will be held on the first business day thereafter. Business transacted at said meeting will include the election of directors of the corporation.

               Section 2 Special Meetings. Special meetings of the shareholders will be held when directed by the President, Board of Directors, or the holders of not less than 10 percent of all of the shares entitled to vote at the meeting. A meeting requested by shareholders of the corporation will be called for a date not less than 10 nor more than 60 days after the request is made, unless the shareholders requesting the meeting designate a later date. The call for the meeting will be issued by the Secretary, unless the President, Board of Directors, or shareholders requesting the meeting will designate another person to do so.

               Section 3   Place.   Meetings of shareholders will
be held at the principal place of business of the corporation or at such other place as is designated by the Board of Directors.

               Section 4 Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose(s) for which said special meeting is called, will be delivered not less than 10 nor more than 60 days before the meeting, either personally or by first class mail, by or at the direction of the President, the Secretary or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice will be deemed to be delivered when deposited in the United States mail and addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

               Section 5   Notice of Adjourned Meeting.   When a
meeting is adjourned to another time or place, it will not be necessary to give any notice of the adjourned meeting provided that the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At such an adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting.
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If, however, after the adjournment, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting will be given on the new record date as provided in this Article to each shareholder of record entitled to vote at such meeting.

               Section 6 Shareholder Quorum and Voting. Fifty one (51) percent of the shares entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of shareholders. If a quorum , as herein defined, is present, the affirmative vote of 51% of the shares represented at the meeting and entitled to vote on the subject matter thereof will be the act of the shareholders unless otherwise provided by law.

               Section 7   Voting of Shares.  Each outstanding
share will be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

               Section 8   Proxies.   A shareholder may vote
either in person or by proxy provided that any and all proxies are executed in writing by the shareholder or his duly authorized attorney-in-fact. No proxy will be valid after the duration of eleven (11) months from the date thereof unless otherwise provided in the proxy.

               Section 9   Action by Shareholders Without a
Meeting.   Any action required or permitted by law, these bylaws,
or the Articles of Incorporation of this corporation to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, provided that a written consent is filed setting forth the action so taken, and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, as provided by law.

                    ARTICLE II   DIRECTORS

               Section 1   Function.   All corporate powers,
business, and affairs will be exercised, managed and directed under the authority of the Board of Directors.

               Section 2   Qualification of Directors.   The
directors may or may not be shareholders of this corporation.

               Section 3   Compensation of Directors.
Stockholders will have the authority to fix the compensation for directors of this corporation.
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               Section 4   Presumption of Assent.   A director of
the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken will be presumed to have assented to the action taken unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

               Section 5   Number.   This corporation will have
no less than one nor more than eleven directors.

               Section 6   Election and Term.   Each person named
in the Articles of Incorporation as a member of the initial Board of Directors will hold office until his successor will have been qualified and elected at the first annual meeting of shareholders, or until said director's earlier resignation, removal from office or death.
               At the first annual meeting of shareholders and at each annual meeting thereafter, the shareholders will elect directors to hold office until the next annual meeting. Each director will hold office for a term for which he is elected until his successor will have been qualified and elected, his prior resignation, his removal from office or his death.

               Section 7   Vacancies.   Any vacancy occurring in
the Board of Directors will be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy will hold office only until the next election of directors by the shareholders.

               Section 8   Removal of Directors.   At a meeting
of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of sixty (60) percent of the shares then entitled to vote at an election of directors.

               Section 9   Quorum and Voting.   Fifty one (51)
percent of the number of directors fixed by these bylaws shall constitute a quorum for the transaction of business. The act of fifty one (51) percent of the directors present at a meeting at which a quorum is present will be the act of the Board of Directors.
               Section 10   Executive and Other Committees.   A
resolution adopted by sixty six and two thirds (66 2/3) percent of the Board of Directors, may designate from among its members an executive committee and/or other committee(s) which will have and may exercise all the authority of the Board of Directors to the extent provided in such resolution, except as is provided by law.
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               Section 11   Place of Meeting.  Special or regular
meetings of the Board of Directors will be held at the Administrative Offices of the Company, or at such other location as may be mutually acceptable to the members attending the meeting.

               Section 12 Notice, Time and Call of Meetings. Regular meetings of the Board of Directors will be held without notice immediately upon adjournment of the annual meeting. Written notice of the time and place of special meetings of the Board of Directors will be given to each director by either personal delivery, telegram or cablegram at least fifteen (15) days before the meeting or by notice mailed to the director at least fifteen (15) days prior to the meeting.

               Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting will constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

               Neither the business to be transacted nor the purpose of regular or special meetings of the Board of Directors need be specified in the notice or waiver of notice of such meeting.
               A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting will be given to the directors who were not present at the time of the adjournment.

               Meetings of the Board of Directors may be called by the chairman of the board, the president of the corporation or any two directors.

               Members of the Board of Directors may participate in a meeting of such board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

               Section 13   Action Without a Meeting.   Any
action required to be taken at a meeting of the Board of Directors, or any action which may be taken at a meeting of the
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Board of Directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all of the directors, or all of the members of the committee, as the case may be, is filed in the minutes of the proceedings of the board or of the committee. Such consent will have the same effect as a unanimous vote.

                    ARTICLE III  OFFICERS

               Section 1   Officers.   The officers of this
corporation will consist of a president, a vice president, a secretary and a treasurer, each of whom will be elected by a majority vote of the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by a majority vote of the Board of Directors from time to time. Any two or more officers may be held by the same person.

               Section 2   Duties.   The officers of this
corporation will have the following duties:

               The President will be the chief executive officer of the corporation, who generally and actively manages the business and affairs of the corporation subject to the directions of the Board of Directors. He will preside at all meetings of the shareholders and Board of Directors.

               The Vice President will in the event of the absence or inability of the President to exercise his office become acting president of the organization with all of the rights, privileges and powers as if he had been duly elected president.

               The Secretary will have custody of, and maintain all of the corporate records except the financial records. Furthermore, he will record the minutes of all meetings of the shareholders and Board of Directors, send all notices of meetings and perform such other duties as may be prescribed by the Board of Directors or the President.

               The Treasurer shall retain custody of all corporate funds and financial records, maintain full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of shareholders and whenever else required by the Board of Directors or the President, and perform such other duties as may be prescribed by the Board of Directors or the President.


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               Section 3   Removal of Officers.   An officer or
agent elected or appointed by a majority vote of the Board of Directors may be removed by a majority vote of the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby.

               Any vacancy in any office may be filled by the Board of Directors.

                    ARTICLE IV  STOCK CERTIFICATES

               Section 1   Issuance.  Every holder of share(s) in
this corporation will be entitled to have a certificate representing all share(s) to which he is holder. No certificate representing share(s) will be issued until such share(s) is/are fully paid.

               Section 2   Form.   Certificates representing
share(s) in this corporation will be signed by the President or Vice President and the Secretary or an Assistant Secretary and will be sealed with the seal of this corporation.

               Section 3   Transfer of Stock.   The corporation
will register a stock certificate presented for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized agent.

               Section 4   Lost, Stolen, or Destroyed
Certificates. If the shareholder will claim to have lost or destroyed a stock certificate representing shares issued and recorded by the corporation, a new certificate will be issued upon said shareholder presenting an affidavit claiming the certificate to be lost, stolen or destroyed. At the discretion of the Board of Directors, said shareholder will deposit a bond or other indemnity in such amount and with such sureties, if any, as the board may require.

                    ARTICLE V  BOOKS AND RECORDS

               Section 1   Books and Records.   This corporation
will keep accurate and complete books, records of account, and minutes of the proceedings of all meetings of shareholders, Board of Directors, committees of directors and official correspondence.
               This corporation will keep, at its registered office and at the office of its attorneys a record of all shareholders indicating the name, address, shareholder identification numbers and number of shares held by each registered shareholder.
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               Any books, records and minutes may be in written
form or in any other form capable of being converted into written form.

               Section 2   Shareholders Inspection Rights.   Any
person who has been or presently is a holder of record of shares or of voting trust certificates, at least six months immediately preceding his demand to examine Company records may, upon written demand stating the purpose thereof, have the right to examine and to make extracts in person or by agent or attorney, at any reasonable time(s), for any proper purpose, the corporation's relevant books, records of accounts, minutes and records of shareholders.

               Section 3 Financial Information. Not later than four months after the close of each fiscal year, this corporation will prepare a balance sheet showing the financial condition of the corporation at the close of the fiscal year, and a profit and loss statement showing the results of the operations of the corporation during the fiscal year.
               Upon written request of any shareholder or holder of voting trust certificates for shares, the corporation will mail to that shareholder or holder of voting trust certificates a copy of the most recent balance sheet and profit and loss statement.
               The balance sheet and profit and loss statement will be filed in the registered office of the corporation in this state, will be kept for at least five years, and will be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

                    ARTICLE VI  DIVIDENDS

               The Board of Directors of this corporation may, from time to time, declare dividends on its shares in cash, property or its own shares, except when the corporation is insolvent or when the payment thereof would render the corporation insolvent, subject to the provisions of the Florida Statutes.

                    ARTICLE VII CORPORATE SEAL

               The Board of Directors will provide a corporate seal which will be in circular form embossing in nature and stating "Corporate Seal", "Florida", year of incorporation and the name of said corporation.



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                    ARTICLE VIII  AMENDMENT

               These bylaws may be altered, amended or repealed; and altered, amended or new bylaws may be adopted by a sixty six and two thirds (66 2/3) percent of the stockholders at a meeting at which at least fifty one (51) percent of the stockholders are present.










































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